SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports Second Quarter 2026 Financial Results São Paulo, Brazil, August 13, 2026 — Nu Holdings Ltd. (NYSE: NU) (“Nu” or the “Company”), the largest digital bank in Latin America, today released its fi nancial results for the second quarter ended June 30, 2026, prepared in accordance with IFRS, as well as complementary managerial results. The fi nancial statements and earnings presentation are available on the Company’s Investor Relations website at www.investors.nu, along with details of the earnings conference call to be held today at 6:00 p.m. Eastern Time / 7:00 p.m. Brasília time. "Thirteen years ago we started with a simple hypothesis: that a bank built on technology, with no branches and no legacy to defend, could serve hundreds of millions of people better, and at a fraction of the cost. This is no longer a hypothesis, and we are now generating more than a billion dollars in quarterly net income. Earlier this month, we launched our bank in Mexico, becoming the largest digital bank in the country with 16 million customers. That completes our transformation there, unlocking capabilities we did not have before. In Brazil, we are evolving our structure, adding a full banking license to our operations. We also launched Croma for our Super Core customers, taking the same primary banking playbook upmarket into an even larger profi t pool. Underpinning all of it, NuFormer, our foundation model for fi nancial behavior, now powers underwriting, customer service, and growth decisions across the company," says David Vélez, founder and global CEO of Nubank. Q2’26 Results Snapshot Below are the Q2’26 performance highlights of Nu Holdings Ltd. Unless otherwise noted, all the growth rates presented herein are on an FX neutral basis (FXN) 1 : Operating Highlights: ● Customer growth - Nu added approximately 4 million customers in Q2'26, reaching a total of 139 million customers globally. In Brazil, Nu reached almost 118 million customers. In Mexico, Nu reached 15.8 million customers (and 16 million as of July, 2026), and in Colombia, Nu surpassed 5 million customers, continuing its steady pace of net additions. ● Engagement and activity rates - ARPAC reached approximately $17 in Q2'26, growing sequentially quarter-over-quarter (QoQ) once again. Monthly activity rate expanded sequentially to 83.5%, with Brazil surpassing 86% for the fi rst time. 1 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent fi nancial information. 1 ● Efficiency Ratio - Efficiency Ratio increased to 19.5% in Q2'26 from 17.6% in Q1'26 (21.3% in Q2'25), as real estate and marketing expenses shifted from the fi rst quarter into the second, alongside our continued investments in international expansion. ● Asset Quality - Leading indicator 15-90 NPL ratio improved 16 bps to 4.8% in Q2'26, with the majority of the improvement coming from seasonality, partially offset by intentional expansions into higher-risk, higher-return segments. Product mix and other minor effects were broadly neutral. 90+ NPLs increased 35 bps to 6.9%, largely refl ecting the seasonal migration of fi rst-quarter early delinquencies. Financial Highlights: ● Revenue, Net Interest Income (NII) and Risk-adjusted NIM - Nu's Q2'26 gross revenue reached nearly $5.9 billion, up 39% YoY. NII reached $3.7 billion, up 9% QoQ, and Net Interest Margin expanded 180 bps to 22.9%, refl ecting portfolio growth, the mix shift toward unsecured lending, and the intentional risk expansions communicated last quarter. Cost of Credit declined 9% QoQ to $1.7 billion, largely refl ecting the normal second-quarter improvement in early delinquencies. As a result, Risk-adjusted NIM expanded 290 bps to 12.4%, from 9.5% in Q1'26. ● Profi tability - Gross profi t reached $2.4 billion, up 43% YoY and 25% QoQ. Credit's contribution to gross profi t rose to 41% as it normalized in line with its expected seasonal pattern, with fees at 25% and fl oat at 34% — all three growing in absolute dollars. Net Income reached $1.1 billion for the fi rst time in Nubank's history, up 17% QoQ and 49% YoY. ROE closed the quarter at 33%. ● Balance Sheet and Funding - Total credit portfolio expanded 37% YoY and 5% QoQ to $39.4 billion, with credit cards at $26 billion, unsecured lending at $10.3 billion, and secured lending at $3.1 billion. Total deposits reached $45.3 billion, up 18% YoY and 6% QoQ, recovering Q1's seasonal outfl ows. Brazil closed at $36.4 billion, Mexico at $5.7 billion, and Colombia at $3.3 billion. In Mexico, deposits declined modestly again this quarter as part of a deliberate deposit-optimization strategy, improving cost of funding while maintaining ample liquidity, with Mexico's loan-to-deposit ratio at just 35%. Consolidated cost of deposits held at 88% of interbank rates, 3 p.p. lower than a year ago. Business highlights: ● Deepening and Broadening Leadership in Brazil: Nu reached almost 118 million customers in Brazil, with the monthly activity rate surpassing 86% for the fi rst time. Nu already serves most of the Mass Market segment and is the primary bank for a high share of those customers. It is also moving upmarket, where Ultravioleta continues to deepen primary banking relationships in the High Income segment. In July, Nu launched Croma for Super Core customers, offering a dedicated experience, enhanced credit, and broader benefi ts designed to reward customers for concentrating more of their fi nancial lives with Nu. Beyond consumers, Nu serves more small businesses than any other fi nancial institution in Brazil. ● Becoming Mexico's Largest Digital Bank: With its August launch, Nu became Mexico's largest digital bank, completing its shift from a credit-fi rst fi ntech to a full-scale institution. Customer behavior, technology, and regulation are now all moving in the same direction: SPEI transfers below $5 grew more than 60% in the fi rst half, while new central bank rules introduced in June, mandatory for all institutions by year-end, will standardize the payment experience across rails and strengthen network effects. Nu reaches 16.5% of Mexico's adult population, comparable to Brazil in 2020, but cohorts monetize earlier, with ARPAC of $12.3 against $5.6 in Brazil at the same stage. Taken together, these forces create one of the most compelling opportunities Nu has seen in Mexico. 2 ● Scaling NuFormer and Broadening AI Across the Business: Nu continues to advance NuFormer, its foundation model for fi nancial behavior, building on one of its greatest advantages: over a decade of transaction history across more than 100 million customers. The latest generation quadrupled context length, training speed, and inference speed, while reducing the cost of running models in production. NuFormer is in production across three portfolios — credit cards in Brazil and Mexico, and unsecured lending in Brazil — with SME and Colombian cards now in testing. Beyond underwriting, AI agents handle more than 60% of customer support conversations in Brazil at or above human parity, and Nu is using AI to optimize decisions across credit, deposits, and growth. ● Credit as a Superpower, Underpinned by Customer Primacy: Nu leads the Brazilian market in Primary Banking Relationships (PBR), and that leadership, combined with the analytical rigor of its underwriting models and the quality of the data those relationships generate, creates a structural credit edge. Credit performance has been steady across every income band, with 90+ delinquency improving in each since July 2025 while the peer bank segments deteriorated, and the widest differentiation in Mass Market and Super Core. Customers with Nu as their PBR show delinquency roughly half the portfolio average, reinforcing that customer primacy is both a growth and a credit advantage. 3 3 Key Operating and Financial Metrics A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods June 30, 2026, 2025 and March 31, 2026. Summary of Consolidated Operating Metrics Q2'26 Q1'26 % FXN QoQ Q2'25 % FXN YoY CUSTOMER METRICS Number of Customers (in millions) 138.9 135.2 3% 122.7 13% Activity Rate (%) 83.5% 83.4% 0.1 p.p 83.2% 0.3 p.p CUSTOMER ACTIVITY METRICS Purchase Volume (in $ billions) 43.4 39.5 6% 33.3 16% Monthly Average Revenue per Active Customer (in $) 17.1 15.9 3% 12.5 22% Monthly Average Cost to Serve per Active Customer (in $) -1.0 -1.0 2% -0.8 14% CUSTOMER BALANCES Total portfolio - credit card and loan (in $ billions) 39.4 37.2 5% 27.3 37% Deposits (in $ billions) 45.3 42.4 6% 36.6 18% Summary of Consolidated Financial Metrics Q2'26 Q1'26 % FXN QoQ Q2'25 % FXN YoY MANAGERIAL FINANCIAL METRICS Total Revenue (in $ millions) 5,875.7 5,315.5 6% 3,772.3 39% Gross Profi t (in $ millions) 2,441.1 1,877.7 25% 1,519.3 43% Net Income (in $ millions) 1,061.1 871.4 17% 637.0 49% Summary of Consolidated Other Performance Metrics Q2'26 Q1'26 % QoQ Q2'25 % YoY Efficiency-Ratio 19.5% 17.6% 1.9 p.p 21.3% -1.8 p.p Risk Adjusted NIM 12.4% 9.5% 2.9 p.p 9.9% 2.5 p.p ROE 33% 29% 3.7 p.p 28% 4.8 p.p NPL 15-90 4.8% 5.0% -0.2 p.p 4.5% 0.3 p.p NPL 90+ 6.9% 6.5% 0.4 p.p 6.5% 0.4 p.p 4 4 Managerial P&L Managerial P&L (in $ millions) - Three-month period ended Q2'26 Q2'25 Total Revenue 5,875.7 3,772.3 Credit Income 3,604.8 2,239.8 Float Income 1,454.4 990.9 Fee Income 816.4 541.6 Total Direct Costs -3,434.6 -2,253.0 Funding Cost -1,372.1 -1,007.3 Cost of Credit -1,690.8 -1,051.1 Transaction Cost -130.8 -83.2 Revenue-Based Taxes -240.9 -111.4 Gross Profi t 2,441.1 1,519.3 Operating Expenses -806.2 -548.1 Customer Support and Operations -226.2 -161.4 G&A Expenses -463.6 -318.7 Marketing Expenses -103.6 -52.3 Other Operating Expenses -12.8 -15.7 Share of Results From Associates -4.7 -1.0 EBT 1,630.3 970.2 Income Taxes -569.2 -333.2 Net Income 1,061.1 637.0 5 Accounting P&L Accounting P&L (in $ millions) - Three-month period ended Q2'26 Q2'25 Interest income and gains net of losses on fi nancial instruments 4,760.6 3,128.7 Fee and commission income 752.6 539.7 Total revenue 5,513.2 3,668.5 Interest and other fi nancial expenses -1,556.7 -1,030.0 Transactional expenses -127.8 -78.3 Expected credit loss -1,482.2 -1,012.2 Total cost of fi nancial and transactional services provided -3,166.7 -2,120.5 Gross profi t 2,346.5 1,548.0 Operating (expenses) income Customer support and operations -226.2 -161.4 General and administrative expenses -599.8 -341.3 Marketing expenses -103.4 -67.3 Other expenses -201.0 -112.3 Other income 25.0 14.7 Total operating (expenses) income -1,105.6 -667.6 Share of loss in associates -4.7 -1.0 Profi t (loss) before income taxes 1,236.3 879.4 Income taxes -175.2 -242.4 Net income (loss) for the period 1,061.1 637.0 6 Reconciliation Bridge Reconciliation Bridge (in $ millions) - Q2'26 Accounting P&L Reclassifi cation & Adjustments Managerial P&L Total Revenue 5,513.2 362.4 5,875.7 Credit Income 3,539.9 64.9 3,604.8 Float Income 1,220.6 233.8 1,454.4 Fee Income 752.6 63.8 816.4 Total Direct Costs -3,166.7 -267.9 -3,434.6 Funding Cost -1,556.7 184.6 -1,372.1 Cost of Credit -1,482.2 -208.6 -1,690.8 Transaction Cost -127.8 -2.9 -130.8 Revenue-Based Taxes 0.0 -240.9 -240.9 Gross Profi t 2,346.5 94.6 2,441.1 Operating Expenses -1,105.6 299.4 -806.2 Customer Support and Operations -226.2 0.0 -226.2 G&A Expenses -599.8 136.2 -463.6 Marketing Expenses -103.4 -0.1 -103.6 Other Operating Expenses -176.1 163.3 -12.8 Share of Results From Associates -4.7 0.0 -4.7 EBT 1,236.3 393.9 1,630.3 Income Taxes -175.2 -393.9 -569.2 Net Income 1,061.1 0.0 1,061.1 7 Note on forward-looking statements and non-IFRS fi nancial measures This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data. This release contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, fi nancial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the sections entitled “Risk Factors,” “Forward-Looking Statements” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identifi ed, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. The fi nancial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specifi c forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. In addition to IFRS fi nancials, this presentation includes certain summarized, non-audited or non-IFRS fi nancial information. These summarized, non-audited or non-IFRS fi nancial measures are in addition to, and not a substitute for or superior to, measures of fi nancial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil. Beginning in the fourth quarter of 2025, the Company introduced its managerial profi t and loss presentation (the “Managerial P&L”), representing an evolution in our disclosure framework to better explain value creation across an increasingly multi-product, multi-segment, and multi-country platform. The Managerial P&L is a structural, complementary reorganization of certain IFRS line items designed to enhance comparability as the business scales, grounded in economic and operational substance. This framework preserves net income, cash fl ow, and capital, is reconciled to IFRS, and is intended to provide a supplemental management view of the Company’s results. Certain fi nancial metrics presented herein refl ect this framework. A reconciliation of non-IFRS measures to the most directly comparable IFRS measures is available in our Managerial P&L reconciliation report and in the appendix of the earnings presentation. 8 8 Investor Relations Guilherme Souto investors@nubank.com.br Media Relations Simone Iwasso press@nubank.com.br Nu Holdings LTD. NYSE: NU investors.nu international.nubank.com.b r/newsroom/ About Nu Nu is the largest digital bank in Latin America, serving 139 million across Brazil, Mexico, and Colombia. The company has been leading an industry transformation by leveraging data and proprietary technology to develop innovative products and services. Guided by its mission to fi ght complexity and empower people, Nu caters to customers’ complete fi nancial journey, promoting fi nancial access and advancement with responsible lending and transparency. The company is powered by an efficient and scalable business model that combines low cost to serve with growing returns. Nu’s impact has been recognized in multiple awards, including Time 100 Most Infl uential Companies, Fast Company’s Most Innovative Companies, and Forbes World’s Best Banks. For more information, please visit https://international.nubank.com.br/about/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  August 13, 2026